Exhibit 99.1

YAMANA GOLD INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Yamana Gold Inc. (the “Company”) will be held at the Four Seasons Centre for the Performing Arts, 145 Queen Street West, Toronto, Ontario on May 14, 2008 at 11:00 a.m. (Toronto time), for the following purposes:

(a)           To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the financial year ended December 31, 2007 and the report of the auditors thereon;

(b)           To consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving and adopting an increase in the maximum number of directors set forth in the articles of the Company from 10 to 15, as more particularly described in the accompanying management information circular;

(c)           To elect directors of the Company for the ensuing year;

(d)           To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year;

(e)           To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the adoption of a restricted share unit plan for the Company, as more particularly described in the accompanying management information circular;

(f)            To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming a new general by-law for the Company, as more particularly described in the accompanying management information circular; and

(g)           To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card, a consent for electronic delivery and the annual report containing the audited consolidated financial statements of the Company for the financial year ended December 31, 2007.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on April 7, 2008 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

The board of directors of the Company has by resolution fixed 5:00 p.m. (Toronto time) on May 12, 2008 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent, CIBC Mellon Trust Company, in accordance with the instructions set forth in the accompanying management information circular and in the form of proxy.

DATED at Toronto, Ontario this 7th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter Marrone
Chairman and Chief Executive Officer